

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2016

Mr. Michael J. Fox
Manager
Park City Capital, LLC
200 Crescent Court, Suite 1575
Dallas, Texas 75201

> **Re: ARI Network Services, Inc.**
> **Definitive Additional Soliciting Materials pursuant to Rule 14a-12**
> **Filed by Park City Capital, LLC, Park City Capital Offshore Master, Ltd.,**
> **   Michel J. Fox and John M. Mueller**
> **Filed November 30, 2016**
> **File No. 001-19608**

Dear Mr. Fox:

We have reviewed the above filing and have the following comment.

<u>General</u>

1. Please avoid issuing statements in your additional soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Refer to Rule 14a-9. Please disclose the factual foundation for the following assertions:

   - "ARI has failed to disclose" information about his involvement with a "public company … that was charged by the SEC with a massive multi-year accounting fraud." Please clarify if ARI was required to disclose such information.
   - "the ARI board attempt[ed] to hide its shareholder list from Park City Capital, to which it was lawfully entitled…" and
   - the suggestion that Mr. Luden is not an independent director due to his "close friend[ship] with ARI's CEO…"

Please direct any questions to me at (202) 551-3792 or, in my absence, to Perry Hindin, Special Counsel, at (202) 551-3444.

Sincerely,

/s/ Jennifer López

Jennifer López
Attorney-Adviser
Office of Mergers and Acquisitions

cc: Derek D. Bork, Esq.
        Thompson Hine LLP